

June 25, 2012

<u>Via U.S. Mail</u>
Mr. Joseph Isaacs
President, Chief Executive Officer, Secretary/Treasurer, and Director
Cumberland Hills Ltd.
260 Newport Center Drive
Newport Beach, CA 92660

> **Re: Cumberland Hills Ltd.**
> **Registration Statement on Form S-1**
> **Filed May 31, 2012**
> **File No. 333-181784**

Dear Mr. Isaacs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups or JOBS Act, please disclose on the prospectus' front cover page that you are an emerging growth company, and revise the prospectus to:

    ● Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

For guidance you may wish to refer to our Frequently Asked Questions on the JOBS Act which are available on the Commission's website.

2. Revise disclosure throughout the registration statement to state that you are currently a shell company, as it appears from disclosure in the registration statement that you have nominal operations and assets consisting of cash and cash equivalents and nominal other assets. See Rule 405 of Regulation C under the Securities Act.

3. We believe that because you are a shell company, the selling shareholders are considered to be underwriters in connection with the resale of their shares and are therefore engaged in an indirect primary offering on your behalf. This is based on the fact that Rule 144 is unavailable for the resale of securities of a shell company. See SEC Release 33-8869 (2007). As you are ineligible to use Form S-3 for a primary offering and cannot conduct an at-the-market offering under Rule 415(a)(1)(x), the selling shareholders must sell their securities at the fixed price for the duration of the offering, and not at prevailing market prices or negotiated prices. Please revise disclosure throughout the registration statement to clarify that the selling shareholders will sell their securities at the fixed price of $0.05 per share for the duration of the

offering, and remove references to prevailing market prices and privately negotiated prices.

4. Some of the disclosures throughout your prospectus suggest that you are operating at a more consistent and established basis than what appears to be the case. For example, in the risk factors you have disclosure that a "significant portion of [your] product is purchased and sold in different currencies." Given the limited and recent amount of revenue you have generated, it seems as if this is more of an expectation about how your business will eventually run as opposed to a description of current operations. This is only an example. Please review and revise your prospectus as necessary to accurately reflect how your business is currently operated and place your expectations for future operations in the appropriate context.

Registration Statement's Facing Page

5. Update your EDGAR company profile to reflect your current company information, including business and mailing addresses.

Summary of Financial Information, page 4

6. Please revise your narrative to clarify that your financial statement data as of and for the period ended March 31, 2012 has been derived from your unaudited financial statements.

Risk Factors, page 4

7. Revise the risk factor disclosure to address the material risks associated with your status as a shell company, including the illiquid nature of your common stock.

We have a history of losses…, page 4

8. Quantify the losses incurred to date since your incorporation.

Our available supply of recycled paper is dependent on our ability to source the raw material…, page 5

9. Describe your supplier relationships, and clarify, consistent with disclosure on page 10, that you do not have supplier contracts.

A significant amount of our product is purchased and sold in different currencies, page 5

10. Identify the foreign countries to which the paper that you purchase and sell is or is expected to be destined.

<u>Although we have commenced business operations, we face a high risk of business failure, page 6</u>

11. Elaborate on the risks that you must address successfully.

<u>Our executive officer and director control our business…, page 6</u>

12. Identify Mr. Joseph Isaacs as your sole executive officer and director as well as your principal shareholder.

<u>Our officers and directors have limited liability and have indemnification rights, page 6</u>

13. Disclose the consequences or effects of this risk factor for you and your shareholders.

<u>You may experience dilution of your ownership interest…, page 7</u>

14. Disclose the number of shares of common stock issued and outstanding as of the date of the prospectus.

<u>Currently, there is no public market for our Common Stock…, page 8</u>

15. Since you must maintain a fixed price for the shares for the duration of this offering, delete the third paragraph's third sentence: "Prices for our common stock will be fixed at $0.001 per share until such time as our common stock becomes traded on the OTCBB."

<u>Description of Business, page 9</u>

16. Disclose the names of your principal suppliers. <u>See</u> Item 101(h)(v) of Regulation S-K. We note the disclosure on page 10 that the majority of your paper supply comes from suppliers located in Toronto, Ontario, Canada.

17. Please elaborate on how you have acquired and intend to acquire paper supply and resell it to your customers. In this regard, we note that as of March 31, 2012, you have no inventory, that you have no purchase contracts with suppliers, that sales orders are negotiated on a shipment by shipment basis and that you outsource pickup and shipping to local logistics companies.

18. Disclose your dependence on one or a few major customers. <u>See</u> Item 101(h)(vi) of Regulation S-K. We note the disclosure on page F-12 that you sold recycled goods to two different customers during the quarter ended March 21, 2012.

19. Disclose the need for any governmental approval of your products or services. If governmental approval is necessary and you have not yet received that approval,

discuss the status of the approval within the governmental approval process. See Item 101(h)(viii) of Regulation S-K.

20. Disclose the effect of existing or probable governmental regulation on your business. See Item 101(h)(ix) of Regulation S-K.

21. Disclose the costs and effects of compliance with environmental laws at the federal, state, and local levels. See Item 101(h)(xi) of Regulation S-K.

22. Please include disclosure regarding your property, if any, that is responsive to Item 102 of Regulation S-K. If you have no property, please explain what you intend to do with paper supply that you acquire before resale to customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Plan of Operation, page 11

23. Describe in reasonable detail the specific components of your plan of operations for the next 12 months.

Results of Operations for the three months ended March 31, 2012 and 2011, page 12

24. Please disclose that the revenue earned during the interim period ended March 31, 2012 was generated from two customers.

Liquidity and Capital Resources, page 12

25. Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit report for the year ended December 31, 2011, please provide a more detailed discussion of how you intend to finance your operations through fiscal year 2012 as required by Section 607.02 of the SEC Codification of Financial Reporting Policies. Your disclosure should include a discussion of your current ability to obtain debt or equity financing, or to obtain additional advances from stockholders, given the lack of cash flows from operations, and should also address the potential risks and consequences if you are unable to obtain additional financing.

26. Given your history of losses and insignificant revenues, disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon effectiveness of the resale registration statement, including costs associated with being a reporting company under the Exchange Act. We note that you will receive no proceeds from the sale of the shares of common stock by the selling shareholders, and

that you are paying all fees and expenses for the registration of those shares of common stock.

27. Please discuss the material terms of the $40,000 note that you issued during the quarter ended March 31, 2012. File a copy of the note as an exhibit to the registration statement.

Directors, Executive Officers, Promoters and Control Persons, page 13

28. Please discuss briefly Mr. Isaacs's specific experience, qualifications, attributes, or skills that led to the conclusion that he should serve as a director for Cumberland Hills Ltd. See Item 401(e)(1) of Regulation S-K.

Employment Agreements, page 15

29. Disclosure indicates that the board of directors agreed to pay your president $4,000 per month beginning September 1, 2011. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the registration statement. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations which are available on the Commission's website.

Certain Relationships and Related Transactions, page 15

30. Please disclose all related party transactions requiring disclosure under Item 404(d) of Regulation S-K. In this regard, we note disclosure in Note 3 to the audited financial statements regarding transactions with Mr. Isaacs, your director.

Selling Stockholders, page 17

31. We note that some selling shareholders have the same surname. Disclose the relationship, if any, of selling shareholders who have the same surname.

Plan of Distribution, page 18

32. Consistent with your prospectus disclosure, please clarify that the selling shareholders are underwriters.

33. Provide the information required by Item 201(a)(2)(ii) of Regulation S-K about the sale of securities in reliance on Rule 144, and clarify that because you are a shell company, the provisions of Rule 144 (i) limit the ability of your shareholders to rely on Rule 144.

Where You Can Find More Information, page 22

34. Clarify that statements made in the prospectus about the contents of any contract, agreement, or other document filed as an exhibit to the registration statement include the material provisions and terms of the contract, agreement, or other document.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-7

35. Please clarify, if accurate, that you recognize revenue in accordance with all the criteria in SAB Topic 13.

Note 5. Major Customer, page F-12

36. Please disclose the percentage of revenue generated from each major customer.

Exhibit 5.1

37. We note that you intend to file by amendment the opinion. Allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-38657 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
William Barnett, Esq.
Barnett & Linn
23945 Calabasas Road, Suite 115
Calabasas, CA 91302